UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Vical Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

925602203

(CUSIP Number)

JAMES KRATKY

BVF Partners L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925602203

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,336,100(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,336,100(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,336,100(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%(1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 992,750 Shares currently issuable upon the exercise of the Warrants (as defined herein). Excludes 2,598,039 Shares underlying the Warrants that are not exercisable due to the Beneficial Ownership Limitation (as defined herein), which provides that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding Shares.

2

CUSIP No. 925602203

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		795,623(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

795,623(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

795,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%(1)
14	TYPE OF REPORTING PERSON

PN

(1) Excludes 2,296,089 Shares underlying the Warrants that are not exercisable due to the Beneficial Ownership Limitation, which provides that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding Shares.

3

CUSIP No. 925602203

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		106,239(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

106,239(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,239(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Excludes 615,779 Shares underlying the Warrants that are not exercisable due to the Beneficial Ownership Limitation, which provides that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding Shares.

4

CUSIP No. 925602203

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		106,239(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

106,239(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,239(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Excludes 615,779 Shares underlying the Warrants that are not exercisable due to the Beneficial Ownership Limitation, which provides that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding Shares.

5

CUSIP No. 925602203

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,278,598(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,278,598(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,598(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(1)
14	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 992,750 Shares currently issuable upon the exercise of the Warrants. Excludes 6,241,535 Shares underlying the Warrants that are not exercisable due to the Beneficial Ownership Limitation, which provides that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding Shares.

6

CUSIP No. 925602203

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,278,598(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,278,598(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,598(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(1)
14	TYPE OF REPORTING PERSON

CO

(1) Includes 992,750 Shares currently issuable upon the exercise of the Warrants. Excludes 6,241,535 Shares underlying the Warrants that are not exercisable due to the Beneficial Ownership Limitation, which provides that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding Shares.

7

CUSIP No. 925602203

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,278,598(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,278,598(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,598(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 992,750 Shares currently issuable upon the exercise of the Warrants. Excludes 6,241,535 Shares underlying the Warrants that are not exercisable due to the Beneficial Ownership Limitation, which provides that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding Shares.

8

CUSIP No. 925602203

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, $0.01 par value (the “Shares”), of Vical Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10390 Pacific Center Court, San Diego, California 92121.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”);
(ii)	Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”);
(iii)	Biotechnology Value Trading Fund OS, L.P., a Cayman Islands limited partnership (“Trading Fund OS”);
(iv)	BVF Partners OS Ltd., a Cayman Islands limited liability company (“Partners OS”), which serves as general partner of Trading Fund OS;
(v)	BVF Partners L.P., a Delaware limited partnership (“Partners”), which serves as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of certain managed accounts (the “Partners Managed Accounts”);
(vi)	BVF Inc., a Delaware corporation, which serves as the general partner of Partners; and
(vii)	Mark N. Lampert, who serves as the sole officer and director of BVF Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The business address of BVF, BVF2, Partners, BVF Inc. and Mr. Lampert is 44 Montgomery St., 40th Floor, San Francisco, California. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)The principal business of each of BVF, BVF2, and Trading Fund OS is investing in securities. The principal business of Partners OS is serving as the general partner of Trading Fund OS. The principal business of Partners is serving as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of the Partners Managed Accounts. The principal business of BVF Inc. is serving as the general partner of Partners. The principal business of Mr. Lampert is serving as the sole officer and director of BVF Inc.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 925602203

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Lampert is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and certain warrants exercisable into Shares (the “Warrants”) purchased by BVF, BVF2 and Trading Fund OS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 343,350 Shares beneficially owned by BVF is approximately $600,863, including brokerage commissions. The aggregate purchase price of the 795,623 Shares beneficially owned by BVF2 is approximately $1,266,820, including brokerage commissions. The aggregate purchase price of the 106,239 Shares beneficially owned by Trading Fund OS is approximately $185,918, including brokerage commissions. The aggregate purchase price of the 40,636 Shares held in the Partners Managed Accounts is approximately $71,113, including brokerage commissions. The aggregate purchase price of the 3,590,789 Warrants beneficially owned by BVF is approximately $6,247,973, including brokerage commissions. The aggregate purchase price of the 2,296,089 Warrants beneficially owned by BVF2 is approximately $3,995,195, including brokerage commissions. The aggregate purchase price of the 615,779 Warrants beneficially owned by Trading Fund OS is approximately $1,071,455, including brokerage commissions. The aggregate purchase price of the 731,628 Warrants held in the Partners Managed Accounts is approximately $1,273,033, including brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer remains undervalued and that additional value could be realized through pursuing a variety of strategic alternatives and pathways. To that end, the Reporting Persons have spoken with members of management from the Issuer for the purpose of proposing and helping to evaluate such strategic alternatives. The Reporting Persons intend to continue to engage in discussions with the Issuer’s management team and may engage in discussions with the Issuer’s Board of Directors, other stockholders of the Issuer and other interested parties regarding the Issuer’s capital allocation, corporate governance (including board structure and composition), operations, strategic plans and other means to enhance stockholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to above.

10

CUSIP No. 925602203

Item 5.	Interest in Securities of the Issuer.

(a)The following percentages are based on a denominator which is the sum of: (i) 21,816,041 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2018 and (ii) the 992,750 Shares underlying certain Warrants, as applicable.

As of the close of business on January 31, 2019, the Reporting Persons hold 7,234,285 Warrants exercisable for an aggregate of 7,234,285 Shares. Such Warrants have an initial exercise price of $0.01 per Share, subject to adjustment pursuant to the terms of the Warrants. The Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding Shares after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Warrants (the “Beneficial Ownership Limitation”). As of January 31, 2019, the Beneficial Ownership Limitation limits the aggregate exercise of the Warrants by the Reporting Persons to 992,750 out of the 7,234,285 Shares underlying the Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed 992,750 of the 3,590,789 Warrants owned by BVF would be exercised. BVF2 holds Warrants to purchase 2,296,089 additional Shares which are excluded herein as a result of the Beneficial Ownership Limitation. BVTOS holds Warrants to purchase 615,779 additional Shares which are excluded herein as a result of the Beneficial Ownership Limitation. The Partners Managed Accounts holds Warrants to purchase 731,628 additional Shares which are excluded herein as a result of the Beneficial Ownership Limitation.

As of the close of business on January 31, 2019, (i) BVF beneficially owned 1,336,100 Shares, including 992,750 Shares underlying the Warrants that are currently exercisable, representing percentage ownership of approximately 5.9% of the Shares outstanding, (ii) BVF2 beneficially owned 795,623 Shares, representing percentage ownership of approximately 3.7% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 106,239 Shares, representing percentage ownership of less than 1% of the Shares outstanding and (iv) 40,636 Shares were held in the Partners Managed Accounts, representing percentage ownership of less than 1% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 106,239 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

Partners, as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS and the Partners Managed Accounts, may be deemed to beneficially own the 2,278,598 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, representing percentage ownership of approximately 9.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,278,598 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.99% of the Shares outstanding.

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CUSIP No. 925602203

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 2,278,598 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.99% of the Shares outstanding.

(b)Each of BVF, BVF2, and Trading Fund OS, shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS, shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 2,278,598 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS, Partners OS and the Partners Managed Accounts.

(c)No Reporting Person has entered into any transactions in the Shares during the past sixty days.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 1, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Partners is the sole member of Partners OS and the investment manager of Trading Fund OS, pursuant to an investment management agreement which authorizes Partners, among other things, to invest the funds of Trading Fund OS in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets

Pursuant to investment management agreements with certain of the Partners Managed Accounts, Partners and BVF Inc. have authority, among other things, to invest funds of certain of the Partners Managed Accounts in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 925602203

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF Partners L.P., BVF Inc. and Mark N. Lampert, dated February 1, 2019.

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CUSIP No. 925602203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

14